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                        TREASURE MOUNTAIN HOLDINGS, INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410


February 9, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Treasure Mountain Holdings, Inc.
        File No. 333-120411
        Registration Statement on Form SB-2
        Amendment No. 3 to Form SB-2

        File No. 0-32741
        Exchange Act Reports
        Preliminary proxy statement filed January 24, 2005

        Vyteris Holdings, Inc.
        Registration Statement on Form SB-2
        File No. 333-120411

Dear Ladies and Gentlemen:


Enclosed for filing on behalf of Treasure Mountain Holdings, Inc. (the "Registrant") is Amendment No. 3 (the "Amendment") to the Registrant's proxy statement with respect to its upcoming special meeting of stockholders (the "Proxy Statement"). Pursuant to discussions with the Staff, the Registrant requests that the proxy statement be reviewed in advance of the Staff's review of the next filing of the Registrant's Registration Statement on Form SB-2 (the "Registration Statement") and the next filing of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the "10-Q").

Many of the Staff's comments apply both to the Proxy Statement and to either or both of the Registration Statement and the 10-Q. To the extent that the Staff's comments apply to the Proxy Statement and either or both of the Registration Statement and the 10-Q, the revised language in the enclosed Amendment will also be reflected in revised filings of the Registration Statement and the 10-Q and the comments below will also apply to those documents.

Certain of the Staff's comments do not apply to the Proxy Statement. In those instances, we have indicated in this letter how we expect to respond to those issues when Treasure Mountain files the amended Registration Statement and/or the amended 10-Q.

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Securities and Exchange Commission                              February 9, 2005
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Set forth in bold below are the Staff's comments, as reflected in the Staff's letter dated February 2, 2005. The Registrant's response is set forth below each comment. We will send to the Staff, by overnight courier, courtesy copies of this letter and the Amendment, marked to cross-reference this letter and the Amendment.

GENERAL

1. WE NOTE THAT THE COMPANY HAS REMOVED VYTERIS HOLDINGS, INC. AS A FILER ON THE REGISTRATION STATEMENT. PLEASE FILE ON EDGAR A REQUEST FOR WITHDRAWAL FOR THE REGISTRATION STATEMENT OF VYTERIS HOLDINGS, INC., FILE NO. 333-120435. SEE RULE 477 OF REGULATION C OF THE SECURITIES ACT OF 1933.

        COMPANY RESPONSE:

        We will file on EDGAR a request for withdrawal of the registration statement of Vyteris Holdings, Inc., File Number 333-120435. This request will be made pursuant to Rule 477.

2. IN FUTURE FILINGS, PLEASE FILE ON EDGAR A MARKED COPY OF THE PROSPECTUS SHOWING CHANGES FROM AMENDMENT NO. 2. SEE RULE 472 OF REGULATION C AND RULE 310 OF REGULATION S-T, OF THE SECURITIES ACT OF 1933.

        COMPANY RESPONSE:

        Future filings will be made in the manner described in the Staff's comment

3. IN THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT, PLEASE INCLUDE THE BASIS UNDER APPLICABLE LAW FOR THE FOLLOWING:

        o ISSUING PART OF THE SECURITIES TO EFFECT THE MERGER IN ADVANCE OF SHAREHOLDER APPROVAL REQUIRED TO AUTHORIZE ALL OF THE SECURITIES NEEDED TO EFFECT THE MERGER; AND

        o ALLOWING THE SECURITIES ISSUED TO "PARTIALLY" EFFECT MERGER TO VOTE ON THE INCREASE IN AUTHORIZED SHARES IN ORDER TO "FULLY" EFFECT THE MERGER.

        ALSO DISCLOSE THE BASIS FOR DISCLOSING THAT THE MERGER IS CONSUMMATED EVEN THOUGH THE SHAREHOLDER VOTE TO INCREASE THE AMOUNT OF AUTHORIZED COMMON STOCK HAS NOT OCCURRED.

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Securities and Exchange Commission                              February 9, 2005
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        COMPANY RESPONSE: In the Proxy Statement, we have provided a Plain
        English description of the basis under applicable law for the matters described above. Section 92A.100 of the Nevada Revised Statutes grants companies broad authority in setting the merger terms. Under that statute, the only approvals required to be obtained were the approvals of the shareholders of Vyteris, Inc. and the approval of the Registrant, as the sole stockholder of the Registrant's wholly-owned subsidiary.
        Both of those approvals were obtained. In pursuing additional stockholder approval at the upcoming special meeting, the Registrant is fulfilling its post-merger obligations under the Merger Agreement.

4. PLEASE EXPLAIN SUPPLEMENTALLY WHETHER THE COMPANY WILL FILE A PRE-EFFECTIVE AMENDMENT TO REFLECT THE REVERSE STOCK SPLIT THAT WILL FOLLOW AFTER APPROVAL FROM THE SHAREHOLDERS MEETING. ACCORDING TO RESPONSE NO. 5, THE REGISTRATION STATEMENT WILL NOT BECOME EFFECTIVE UNTIL AFTER THE VOTE. THUS, IT SEEMS THAT THE COMPANY SHOULD FILE A PRE-EFFECTIVE AMENDMENT REFLECTING THE REVERSE STOCK SPLIT. WE NOTE THAT SOME OF THE PRESENT DISCLOSURE, SUCH AS THE SELLING STOCKHOLDERS TABLE, GIVES EFFECT TO THE REVERSE SPLIT WHILE OTHER DISCLOSURE DOES NOT. THIS INCONSISTENCY COULD BE CONFUSING TO THE READER. PLEASE ADVISE.

        COMPANY RESPONSE:

        We anticipate that promptly after the Treasure Mountain special meeting has been completed, a pre-effective amendment to the registration statement will be filed. That pre-effective amendment will state all share figures in a manner consistent with the reverse stock split, assuming that the reverse stock split is approved by Treasure Mountain's stockholders. We understand that this approach is consistent with the approach suggested by the Staff.

PROSPECTUS COVER PAGE

5. WE REPEAT OUR PREVIOUS COMMENT SIX. WE NOTE THAT THERE IS CURRENTLY NO ACTIVE TRADING MARKET FOR YOUR COMMON STOCK. GIVEN THIS, PLEASE REVISE YOUR COVER PAGE AND PLAN OF DISTRIBUTION TO PROVIDE THAT SELLING SECURITY HOLDERS WILL SELL THE COMMON STOCK AND WARRANTS AT FIXED PRICES, WHICH ARE QUANTIFIED IN YOUR PROSPECTUS, UNTIL THE SECURITIES ARE QUOTED ON A SPECIFIED PUBLIC SECURITIES MARKET (THE OTC BB, AN EXCHANGE, OR NASDAQ) AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES. SEE ITEM 16 OF SCHEDULE A TO THE SECURITIES ACT OF 1933.

        COMPANY RESPONSE:

        The Registration Statement will be revised to reflect that the offering price will be $3.04 per share until such time as the OTCBB quotes a price. The Registration Statement will state that after a price is quoted on the OTCBB, shares will be sold at prevailing market prices or at privately negotiated prices.

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Securities and Exchange Commission                              February 9, 2005
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RISK FACTORS

6. IN RISK FACTOR TWO, PLEASE REVISE THE NARRATIVE TO DISCUSS THE RISK THAT IS DESCRIBED IN THE SUBHEADING.

        COMPANY RESPONSE:

        We have revised the narrative to discuss the risk that is described in the sub-heading.

7. WE NOTE THE SUBHEADING FOR RISK FACTOR THREE THAT "[W]E MAY BE UNABLE TO CONTINUE AS A GOING CONCERN." IT APPEARS THAT THE RISK DESCRIBED IN THE SUBHEADING IS NOT DISCUSSED IN THE NARRATIVE. PLEASE REVISE OR ADVISE.

        COMPANY RESPONSE:

        We have revised the sub-heading to more accurately describe the risk factor described in the narrative.

8. IN RISK FACTOR SEVEN, REGARDING THE SALE OF FUTURE PRODUCTS, PLEASE DESCRIBE THE RISK TO THE COMPANY AND INVESTORS.

        COMPANY RESPONSE:

        We have revised the risk factor to describe the risk to both Treasure Mountain and to investors.

9. IN RISK FACTOR 27, REGARDING PRODUCT LIABILITY EXPOSURE, PLEASE REVISE THE RISK FACTOR SUBHEADING TO DESCRIBE THE RISK THAT IS DISCUSSED IN THE NARRATIVE.

        COMPANY RESPONSE:

        We have revised the sub-heading to more accurately describe the risk factor described in the narrative.

10. IN RISK FACTOR 29, REGARDING DIVIDEND AND RETURN ON INVESTMENT, PLEASE EXPAND THE NARRATIVE TO DISCUSS THE RISK DESCRIBED IN THE SUBHEADING.

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Securities and Exchange Commission                              February 9, 2005
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        COMPANY RESPONSE:

        We have expanded the narrative to discuss the risk that is described in the sub-heading.

11. PLEASE AVOID THE GENERIC CONCLUSION THAT YOU REACH IN SOME OF YOUR RISK FACTOR SUBHEADINGS AND/OR NARRATIVES THAT THE RISK WILL ADVERSELY AFFECT YOUR BUSINESS. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE AS TO HOW YOUR BUSINESS AND OPERATIONS WOULD BE AFFECTED. PLEASE SEE RISK FACTORS 5, 8, 24, 25 AND 28.

        COMPANY RESPONSE:

        We have replaced the generic conclusions that the risk will adversely affect our business with language that is more specific as to how our business and operations will be affected in the subheadings and/or narratives in risk factors 5, 8, 24, 25 and 28.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW OF VYTERIS

12. WE REPEAT OUR PREVIOUS COMMENT 18. WE BELIEVE YOUR MD&A SECTION COULD BENEFIT FROM AN EXPANDED "OVERVIEW" SECTION THAT OFFERS INVESTORS AN INTRODUCTORY UNDERSTANDING OF VYTERIS AND THE MATTERS WITH WHICH MANAGEMENT IS CONCERNED PRIMARILY IN EVALUATING THE COMPANY'S FINANCIAL CONDITION AND OPERATING RESULTS. A GOOD INTRODUCTION, ACCORDINGLY, MIGHT INCLUDE A DISCUSSION OF THE FOLLOWING: THE ECONOMIC OR INDUSTRY-WIDE FACTORS RELEVANT TO THE COMPANY; A DISCUSSION OF HOW THE COMPANY EARNS OR EXPECTS TO EARN REVENUES AND INCOME; THE IDENTITY OF THE COMPANY'S PRIMARY BUSINESS LINES, LOCATION(S) OF OPERATIONS AND PRINCIPAL SERVICES; AND INSIGHT INTO MATERIAL OPPORTUNITIES, CHALLENGES, RISKS, AND MATERIAL TRENDS AND UNCERTAINTIES. TO THE EXTENT KNOWN, PROVIDE INSIGHT INTO CHALLENGES, RISKS AND OPPORTUNITIES OF WHICH MANAGEMENT IS AWARE AND DISCUSS ANY ACTIONS BEING TAKEN TO ADDRESS THE SAME. FOR EXAMPLE THE OVERVIEW COULD EVALUATE THE COMPANY'S LIMITED PRODUCTION CAPACITY AND THE COMPANY'S PLANS TO INCREASE PRODUCTION, INCLUDING THE PROPOSED COSTS, THE TIMEFRAME FOR COMPLETION AND THE CAPACITY ONCE FINISHED. FOR A MORE DETAILED DISCUSSION OF WHAT IS EXPECTED IN BOTH THIS SUBHEADING AND THE MD&A SECTION IN GENERAL, PLEASE REFER TO:
        (HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM). SEE ALSO, ITEM 303 OF REGULATION S-B.

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Securities and Exchange Commission                              February 9, 2005
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        COMPANY RESPONSE:

        We have expanded the "Overview" section in order to respond to the Staff's comments.

13. PLEASE DISCUSS THE AGREEMENT THAT OBLIGATES THE COMPANY TO PAY ROYALTIES TO BECTON DICKINSON.

        COMPANY RESPONSE:

        We have expanded the "Overview" section to include a description of the agreement that obligates us to pay a royalty to Becton Dickinson.

CRITICAL ACCOUNTING POLICIES

14. WE HAVE READ YOUR RESPONSE TO COMMENT 28 AND THE REVISED DISCLOSURE SURROUNDING YOUR CRITICAL ACCOUNTING POLICIES AND ARE UNCLEAR WHY REVENUE RECOGNITION WAS NO LONGER CONSIDERED A CRITICAL ACCOUNTING POLICY. YOU HAVE DISCLOSED THAT REVENUE IS RECOGNIZED USING THE PROPORTIONAL-PERFORMANCE METHOD (F-9 AND F-35); OUR UNDERSTANDING IS THAT THIS METHODOLOGY INCORPORATES SIGNIFICANT ESTIMATES BY MANAGEMENT. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE A DISCUSSION OF THE CRITICAL ACCOUNTING ESTIMATES INHERENT TO THIS METHODOLOGY.

        COMPANY RESPONSE:

        In Amendment 2 we did not consider revenue recognition to be a critical accounting policy as the revenues earned by us from November 10, 2000, or inception, through September 30, 2004 have been insignificant and derived solely from feasibility studies. We have reinstated revenue recognition as a critical accounting issue in our "Management's Discussion and Analysis". We have also added a more in-depth discussion, in both the "Management's Discussion and Analysis" and "Business" sections of the Proxy Statement, of our business model. The discussion includes a description of the role of feasibility studies in our business. Further, we have expanded the critical accounting policies in "Management's Discussion and Analysis" and the Notes to our Financial Statements to include our expected future revenue sources of product revenue, deferred revenue and revenues from reimbursement of development costs. Lastly, we have included a discussion of the critical accounting estimates inherent in using the proportional-performance method of revenue recognition.

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Securities and Exchange Commission                              February 9, 2005
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RESULTS OF OPERATIONS
INCEPTION IN NOVEMBER 2000 THROUGH SEPTEMBER 30, 2004
REVENUES

15. WE HAVE READ YOUR RESPONSE TO COMMENT 23 AND THE REVISED DISCLOSURE INDICATING THAT THE FLUCTUATION FROM PERIOD TO PERIOD IS DUE TO THE NON-RECURRING NATURE OF FEASIBILITY STUDIES. IT IS NOT APPARENT FROM YOUR DISCLOSURES HERE, OR IN THE BUSINESS SECTION (PAGE 44), WHAT THE COMPANY'S CONTINUING EFFORTS IN THIS REVENUE GENERATING AREA (CONTRACT RESEARCH) WILL BE, OR HOW YOUR ACTIVITIES (OR RESOURCES ALLOCATED) HAVE CHANGED FROM THE PAST. PLEASE CONSIDER EXPANDING YOUR DISCLOSURE TO ADDRESS IF YOU PLAN TO CONTINUE TO ALLOCATE RESOURCES TO THIS REVENUE GENERATING STREAM AND HOW YOUR OPERATIONS WILL BE AFFECTED.

        COMPANY RESPONSE:

        We have added a more in-depth discussion, in both the "Management's Discussion and Analysis" and "Business" sections of the Proxy Statement, of our business model. This discussion describes the role of feasibility studies in our business.

LIQUIDITY AND CAPITAL RESOURCES

16. PLEASE DISCUSS THE PRINCIPAL TERMS OF THE CREDIT FACILITY AND WHETHER THE COMPANY EXPECTS TO BORROW UNDER THE AGREEMENT.

        COMPANY RESPONSE:

        The principal terms of the credit facility and a statement as to management's estimates of usage have been added to the Liquidity and Capital Resource section.

17. PLEASE QUANTIFY THE AGGREGATE DOLLAR AMOUNT OF THE CASH DIVIDENDS EXPECTED TO BE PAID ON SERIES B PREFERRED AND THE DOLLAR AMOUNT OF ANY CUMULATED AND UNPAID DIVIDENDS.

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Securities and Exchange Commission                              February 9, 2005
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        COMPANY RESPONSE:

        We have added the aggregate dollar amount of the cash dividends to be paid on Series B preferred. We have explained why the amount of cumulated and unpaid dividends is negligible through September 30, 2004.

OUR BUSINESS
PRODUCTS

18. WE REPEAT OUR PREVIOUS COMMENT 35. WE NOTE THE DISCLOSURE THAT THE COMPANY HAS SIGNED A WORLDWIDE MARKETING AND LICENSE AGREEMENT WITH B. BRAUN FOR THE LIDOSITE PRODUCT. PLEASE DESCRIBE THE PRINCIPAL TERMS OF THE AGREEMENT. PLEASE INCLUDE THE FEE ARRANGEMENT UNDER THE AGREEMENT.

        COMPANY RESPONSE:

        We have expanded our discussion of the financial terms of the license agreement with B. Braun for the LidoSite product in response to the Staff's comment. Ultimately, the amount of revenues that we will receive from this Agreement remains outside of our control, as we must rely on
        B. Braun to sell the LidoSite product.

19. PLEASE DESCRIBE THE PRINCIPAL TERMS OF THE AGREEMENTS BETWEEN THE COMPANY AND FERRING. PLEASE INCLUDE THE FEE ARRANGEMENTS UNDER THE AGREEMENTS.

        COMPANY RESPONSE:

        We have expanded a discussion of the financial terms of the license agreement with Fering in response to the Staff's comment.

COMPETITION

20. PLEASE EXPAND ON THE DISCLOSURE THAT THE COMPANY MAY COMPETE IN THE FUTURE AGAINST BECTON DICKINSON. PLEASE DISCLOSE IF THE COMPANY IS AWARE OF ANY CURRENT OR FUTURE TECHNOLOGIES OF BECTON DICKINSON THAT MAY COMPETE AGAINST THE COMPANY. IF YES, PLEASE DISCLOSE AND DESCRIBE.

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Securities and Exchange Commission                              February 9, 2005
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        COMPANY RESPONSE:

        We have expanded our discussion of potential competition from Becton Dickinson in response to the Staff's comment.

PRINCIPAL STOCKHOLDERS

21. WE REPEAT OUR PREVIOUS COMMENT 52. PLEASE EXPAND FOOTNOTE (1) TO DISCLOSE THE BASIS FOR THE DISCLAIMERS OF BENEFICIAL OWNERSHIP BY MR. KIMBERLIN.

        COMPANY RESPONSE: We had already made this change in the Proxy Statement, which was filed after the last filing of the Registration Statement. Accordingly, Amendments No. 2 and 3 to the Proxy Statement disclose, and the next filing of the Registration Statement will disclose, the basis for the disclaimers questioned by the Staff.

22. AN ISSUER, WHICH IS A MAJORITY OWNED SUBSIDIARY OF ANOTHER COMPANY, MAY QUALIFY AS A SMALL BUSINESS ISSUER ONLY IF ITS PARENT ALSO IS A SMALL BUSINESS ISSUER. SUPPLEMENTALLY, PLEASE TELL US WHETHER SPENCER TRASK IS A SMALL BUSINESS ISSUER AND, IF IT IS, GENERALLY DESCRIBE HOW SPENCER TRASK MEETS THE DEFINITION.

        COMPANY RESPONSE: We are reviewing this matter with Spencer Trask. We will provide a response at the time that we next file the Registration Statement.

SELLING STOCKHOLDERS

23. THE PROSPECTUS COVER PAGE INDICATES THAT THE REGISTRATION STATEMENT COVERS RESALES OF SECURITIES BY TRANSFEREES OF THE SELLING SECURITY HOLDERS. PLEASE NOTE THAT THE NAMES OF THESE TRANSFEREES ALONG WITH OTHER DISCLOSURES REQUIRED BY ITEM 507 OF REGULATION S-B WILL NEED TO BE PROVIDED IN PROSPECTUS SUPPLEMENTS UNDER RULE 424.

        COMPANY RESPONSE: We understand this requirement.

PLAN OF DISTRIBUTION

24. WE REPEAT OUR PREVIOUS COMMENT 54. IF A SELLING SHAREHOLDER IS A BROKER-DEALER, TELL US WHETHER THE SELLING SHAREHOLDER ACQUIRED ITS SECURITIES AS COMPENSATION FOR UNDERWRITING ACTIVITIES. UNLESS A BROKER-DEALER ACQUIRED THE SECURITIES AS COMPENSATION FOR UNDERWRITING ACTIVITIES, YOU MUST IDENTIFY THE BROKER-DEALER AS AN UNDERWRITER IN THE PROSPECTUS. LANGUAGE SUCH AS "MAYBE DEEMED TO BE" AN UNDERWRITER IS UNACCEPTABLE IF THE SELLING SHAREHOLDER IS A BROKER-DEALER. FURTHER, SELLING SECURITY HOLDERS ACTING AS UNDERWRITERS SHOULD BE NAMED ON THE PROSPECTUS COVER PAGE.

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Securities and Exchange Commission                              February 9, 2005
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        COMPANY RESPONSE: We intend to amend the Registration Statement to comply with this comment.

25. PLEASE PROVIDE PRICING INFORMATION FOR THE SECURITIES PRIOR TO QUOTATION ON A SPECIFIED PUBLIC SECURITIES MARKET.

        COMPANY RESPONSE: As noted above in response to comment five, we expect to include this information in the next filing of the Registration Statement.

ADDITIONAL INFORMATION

26. IN LIGHT OF THE RULE 415 UNDERTAKINGS IN PART II OF THE REGISTRATION STATEMENT, PLEASE REVISE OR REMOVE THE STATEMENT "[T]HE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK."

        COMPANY RESPONSE: We will remove this statement.

FINANCIAL STATEMENTS
VYTERIS, INC. ANNUAL FINANCIAL STATEMENTS
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
CONTRACT RESEARCH REVENUE, F-9 AND F-35

27. WE READ YOUR RESPONSE TO COMMENT 56 AND YOUR REVISED DISCLOSURE. WE ACKNOWLEDGE THAT THE PROPORTIONAL PERFORMANCE METHODOLOGY IS ACCEPTABLE IN SOME SITUATIONS; HOWEVER, A COST-TO-COST APPROACH TO REVENUE RECOGNITION IS NOT APPROPRIATE OUTSIDE THE SCOPE OF SOP 81-1 SINCE IT MAY NOT PROVIDE A REASONABLE ESTIMATE OF PROPORTIONAL PERFORMANCE. PLEASE REVISE YOUR REVENUE RECOGNITION METHODOLOGY TO UTILIZE AN OUTPUT-BASED APPROACH OR AN INPUT-BASED APPROACH OTHER THAN COST-TO-COST. PLEASE REVISE AND ADVISE.

        COMPANY RESPONSE:

        We have revised the description of our revenue recognition methodology for feasibility studies to the utilization of an input-based approach other than cost-to-cost.

28. CONSIDERING THE COMMENT ABOVE, PLEASE EXPAND YOUR POLICY DISCLOSURES (HERE AND IN MD&A) TO DISCLOSE HOW PROGRESS IS MEASURED, AND IDENTIFY ANY CONTRACT PAYMENT MILESTONES AND EXPLAIN HOW THEY RELATE TO SUBSTANTIVE PERFORMANCE. YOU SHOULD ALSO DISCLOSE ANY MATERIAL ASSUMPTIONS, ESTIMATES AND UNCERTAINTIES IN YOUR METHODOLOGY, AS WELL AS ANY CONTINGENCIES SUCH AS RIGHTS OF RETURN AND CONDITIONS OF ACCEPTANCE. PLEASE REVISE ACCORDINGLY.

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Securities and Exchange Commission                              February 9, 2005
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        COMPANY RESPONSE:

        We have added a more in-depth discussion in both Management's Discussion and Analysis and Business sections of our business model that includes the role of feasibility studies in our business. Further, we have expanded the critical accounting policies in Management's Discussion and Analysis and the Notes to our Financial Statements to include our expected future revenue sources of product revenue, deferred revenue and revenues from reimbursement of development costs. Additionally, we have included a discussion of the critical accounting estimates inherent in using the proportional-performance method of revenue recognition.

EXCHANGE ACT REPORTS

29. AS APPROPRIATE, PLEASE REVISE THESE REPORTS TO COMPLY WITH THE ABOVE COMMENTS ON THE FORM SB-2.

        COMPANY RESPONSE: We will do so.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

30. AS APPROPRIATE, PLEASE REVISE THE DISCLOSURE IN THE PROXY STATEMENT TO COMPLY WITH THE ABOVE COMMENTS ON THE FORM SB-2.

         COMPANY RESPONSE:  We will do so.

                                      * * *

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Securities and Exchange Commission                              February 9, 2005
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If you have any questions regarding the foregoing or the Amendment, please call
Peter Ehrenberg at 973-597-2500. Thank you.

Very truly yours,

TREASURE MOUNTAIN HOLDINGS, INC.


By: /s/ Michael McGuinness
   -------------------------------------------
   Michael McGuinness, Chief Financial Officer

cc:     Peter H. Ehrenberg, Esq.
        Mr. Vernon Moore (via Federal Express)
        Mr. Hugh West (via Federal Express)
        Mr. Thomas Kluck (via Federal Express)
        Mr. John Reynolds (via Federal Express)